Shareholder meeting
results (unaudited)
May 15, 2007 meeting
A proposal to approve a new management contract between the fund and Putnam Investment
Management, LLC was approved as follows:
Votes for Votes against Abstentions
9,571,528 420,420 345,846
All tabulations are rounded to the nearest whole number.
October 15, 2007 meeting
A special meeting of shareholders of the fund was held on October
15, 2007 to consider several
proposals relating to the merger of the fund into Putnam
Municipal Opportunities Trust, which
such meeting was adjourned to a later date.